

16012926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 68615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signet Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Civic Center Drive, Suite 300
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kuhr 216-839-5108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Kuhr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signet Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

IRENE R. WALTERS
RESIDENT SUMMIT COUNTY
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 3/2/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A - No Revenue in 2015
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signet Securities, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Signet Securities, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Signet Securities, LLC as of December 31, 2015, and the related statements of operations and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Signet Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. And audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signet Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Signet Securities, LLC's financial statements. The supplemental information is the responsibility of Signet Securities, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants

Independence, Ohio
February 5, 2016

SIGNET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
Cash		33,700
Prepaid Expense		5,570
Total Assets	$	39,270
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable, including related party	$	23,332
Other Current Liabilities		294
Total liabilities		23,626
Member's equity		15,644
Total Liabilities and Member's Equity	$	39,270

The accompanying notes are an integral part of these financial statements.

SIGNET SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2015

Revenues:	$ -
Expenses:	
Compliance consulting	39,456
Rent	10,193
Bank charges	775
Legal and professional fees	13,545
Insurance	10,941
Regulatory fees, licenses, and permits	2,374
Computer & Internet Expense	7,613
Office supplies, postage, and delivery	603
Advertising	115
Telephone	2,222
Travel and entertainment	7,429
Dues and subscriptions	1,597
Depreciation	400
Miscellaneous	244
Total expenses	97,507
Other income/(expense):	
Interest expense	(2,626)
Interest income	5
Net Profit	(100,128)
Member's equity, beginning of year	97,771
Contributions from member	20,000
Distributions to Member	(2,000)
Member's equity, end of year	$ 15,643

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2015

Cash flows from operating activities:		
Net profit	$	(100,128)
Changes in operating assets and liabilities:		
Decrease in accounts payable, trade		-
Increase in Prepaid Expense		(5,570)
Decrease in accounts payable, related party		16,557
Net cash provided by operating activities		(89,141)
Cash from used by financing activities:		
Distributions to member		(2,000)
Contributions from member		20,000
Net Cash provided by Financing Activiies		18,000
Net increase in cash		(71,141)
Cash, beginning of year		104,840
Cash, end of year	$	33,699

Supplemental Disclosure of Cash Flow Information:
In 2015, the Company incurred $2,626 in interest charges

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – Signet Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio, and a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. The Company is a wholly-owned subsidiary of Signet Finance Group, LLC.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

Revenue Recognition – For investment banking services, contingent fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced.

Cash – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk on its cash.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay Federal or State income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provide for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2015 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

1. **Summary of Significant Accounting Policies, Continued:**

As of December 31, 2015, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2012 and thereafter. In addition, the Company's state tax returns (Ohio) are open to examination for the years 2011 and thereafter.

Advertising Expense – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $15 in 2015.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through Feb 5, 2016, the date which the financial statements were available to be issued.

2. **Related Parties:**

The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, technology, utilities, and supplies. The Company's allocation of shared expenses totaled $44,516 in 2015, which includes $2,626 of interest expense and as of December 31, 2015, $19,771 is payable to the affiliated company.

The Company's primary legal counsel is also a majority member in the parent company. Legal fees paid to this related party for legal services incurred were approximately $4,066.

3. **Net Capital Provision of Rule 15c3-1:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $6,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $10,074, which was $5,074 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31,2015, the ratio was 2.35 to 1.

NOTES TO FINANCIAL STATEMENTS, Continued
for the year ended December 31,2015

4. **Exemption From Rule 15c3-3:**

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SIGNET SECURITIES, LLC

Schedule I

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Net capital:		
Total member's equity from statement of financial condition	$	15,644
Less nonallowable assets	$	(5,570)
Net capital	$	10,074
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$	23,626
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$	1,575
Minimum required net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	5,074
Ratio of aggregate indebtedness to net capital		2.35:1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2012, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the year ended December 31, 2015

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SIGNET SECURITIES, LLC
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Signet Securities, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Signet Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Signet Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemptive provisions") and (2) Signet Securities, LLC stated that Signet Securities, LLC met the identified exemptive provisions throughout the most recent fiscal year without exception. Signet Securities, LLC's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signet Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 5, 2016

SIGNET SECURITIES LLC

SEC RULE 15c3-3 EXEMPTIVE REPORT

Signet Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. Signet Securities LLC is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

b. Signet Securities LLC to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2015 without exception.

c. There were no exceptions noted.

Signet Securities, LLC

I, David Kuhr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David W. Kuhr

Title: Financial Principal

Date: February 5, 2016